FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2003

                                     Rhodia
                               ------------------

                 (Translation of registrant's name into English)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                               ------------------

                    (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X  Form 40-F
                                     ---          ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.)

                                   Yes    No X
                                      ---   ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)



Enclosures:

Rhodia is submitting under cover of Form 6-K:

    - A press release dated January 3, 2003 announcing the completion of the sale of Rhodia's basic chemical activities in Europe; and

    - A press release dated January 6, 2003 announcing the sale of Rhodia's brewing and enzymes business to Genencor.



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[Rhodia Logo omitted]                                 [BainCapital Logo omitted]

                                                                   PRESS RELEASE



             RHODIA COMPLETES SALE OF ITS BASIC CHEMICALS ACTIVITIES
                                    IN EUROPE



              Paris, January 3, 2003 - Rhodia today announced that it has completed the sale of its industrial and commercial activities in Europe related to basic chemicals to Bain Capital, a leading global private investment firm. The companies announced on November 4, 2002 the signing of an agreement for the divestiture of these chemical intermediates - including phenol, hydrochloric acid, and soda ash - which are clearly outside Rhodia's core businesses.

              This sale thus fits Rhodia`s strategy to re-align its portfolio to a growth model based on the cross-fertilization of technologies and the development of high value-added solutions for customers. With the sale, Rhodia exceeded its target announced at the beginning of the year 2002 of generating a total of 500 million euros from divestitures.

              These chemical intermediates represent about 280 million euros in annual sales and employ approximately 460 people. To provide continuity, Rhodia will retain a minority interest of less than 20% in the business alongside Bain Capital's majority investment.


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              Bain Capital, which has more than $14 billion in assets under management, has been an active private equity investor in Europe since the 1980s. The firm's European team has strong experience in a variety of industries with "carve-out" transactions in which non-core businesses or assets of corporations are purchased by private investors.




Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, health care, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of 7.2 billion euros in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges. For more information visit www.rhodia.com.


Bain Capital is a global private equity firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity with over $14 billion in assets under management. Since its inception in 1984, the firm has made private equity investments and add-on acquisitions in over 225 companies around the world, in a variety of sectors, including industrial and manufacturing. Bain Capital partners with exceptional management teams in order to build long-term value in its portfolio companies. Headquartered in Boston, Bain Capital has offices in London, Munich, New York, and San Francisco. For more information visit www.baincapital.com.




Contacts

Press Relations for Rhodia
--------------------------

Jean-Christophe Huertas             (phone) +33 1 55 38 42 51
Lucia Dumas                         (phone) +33 1 55 38 45 48


Investor Relations for Rhodia
-----------------------------

Marie-Christine Aulagnon            (phone) +33 1 55 38 43 01
Fabrizio Olivares                   (phone) +33 1 55 38 41 26



Press Relations for Bain Capital
--------------------------------

Joe LoBello                         (phone) +1 212 780 1900
                                    (Email: jlobello@stantoncrenshaw.com)


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                                [Rhodia Logo omitted]



PRESS RELEASE





RHODIA SELLS ITS BREWING & ENZYMES BUSINESS TO GENENCOR




Paris, January 6, 2003 - Rhodia today announced the sale to the U.S. company Genencor International, Inc. of its Brewing & Enzymes businesses based in the United Kingdom, the transfer of a technology license and production rights of an animal feed product.

The Brewing & Enzymes production generated sales of around 17 million euros in 2001 which included a significant distribution business for Genencor. Enzyme production is not a core technology for Rhodia Food, which is focusing on the food additives to respond to the needs of its strategic markets: dairy, desserts, beverages and nutraceuticals, meat, savory sauces and dressings; and bakery products.

              This transaction fits Rhodia's strategy to re-align its portfolio to a growth model based on the cross-fertilization of technologies and the development of high value-added solutions for customers.



This transaction will enable Rhodia to further exceed the target announced at the beginning of 2002 to generate a total of 500 million euros from divestitures.


Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, health care, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of 7.2 billion euros in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges. For more information visit www.rhodia.com.

Genencor International, Inc. (www.genencor.com) is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing,


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industrial and consumer markets. Using an integrated set of technology platforms, Genencor's products deliver innovative and sustainable solutions to many of the problems of everyday life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company, with over $325 million in year 2001 annual revenues. Genencor has principal offices in Palo Alto, California; Rochester, New York; and Leiden, the Netherlands.


Contacts


Press Relations
---------------

Jean-Christophe Huertas      (phone) +33 1 55 38 42 51
Lucia Dumas                  (phone) +33 1 55 38 45 48


Investor Relations
------------------

Marie-Christine Aulagnon     (phone) +33 1 55 38 43 01
Fabrizio Olivares            (phone) +33 1 55 38 41 26



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 7, 2003                            RHODIA


                                         By:     /s/ PIERRE PROT
                                            ------------------------------------
                                         Name:   Pierre PROT
                                         Title:  Chief Financial Officer



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